Kingtone Wirelessinfo Solution Holding Ltd.
3rd Floor, Borough A, Block A. No.181
South Taibai Road, Xi’an, Shaanxi Province
People’s Republic of China 710065
Tel: (86) 29-88266368

April 29, 2010

Via Email and Fax
Ms. Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd
Amendment No. 1 to Registration Statement on Form F-1/A
Registration Statement No. 333-166056 filed on April 13, 2010

Dear Ms. Mills-Apenteng:

Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Company”), is in receipt of the verbal comments the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on April 28, 2010 (the “Comments”) to legal counsel of the Company, with respect to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission on April 13, 2010 (the “Registration Statement”).  We hereby submit our response to the Comments containing proposed disclosure to be included in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Summary first quarter financial information

Set forth below is our proposed revised disclosure to be included in a new “Recent Developments” subsection of the Prospectus Summary.

Certain Estimated Results for First Quarter Ended February 28, 2010

We estimate our net revenues for the quarter ended February 28, 2010, which presents Kingtone Information’s fiscal quarter ended December 31, 2009 (entities with the different quarter periods are permitted to combine or consolidate their financial statements under Regulation S-X Rule 3a-02(b)(1)), to be approximately $2.9 million, representing an increase of $0.9 million, or 43.7%, from the first quarter of Kingtone Information’s fiscal year ended September 30, 2009, or fiscal 2009.  The increase was attributable to higher software solution sales revenue of $0.4 million, or 23%, and wireless system sales of $0.5 million, or 154%, as compared to our first fiscal quarter of 2009.  The increase in software solutions sales was primarily attributable to the addition of new customers in the first quarter 2010.  The primary reason for the increase in wireless system sales was that we recorded revenue associated with the completion and delivery of two projects that were started in previous quarters. As a result of the completion of these projects and due to our increased focus on software solutions sales (as discussed below), we expect that wireless system sales will represent a small percentage of total revenues in future periods. As a percentage of total revenues, software solutions sales decreased from 84.3% to 72.2% and wireless system sales increased from 15.7% to 27.8% as compared to our first fiscal quarter of 2009. There is no related party transaction in the first fiscal quarter of 2010.

April 29, 2010

We estimate our gross profit for the quarter ended February 28, 2010 to be approximately $2.5 million, representing an increase of $0.7 million, or 38%, from the first quarter of fiscal 2009. Of such increase, $0.5 million, or 28.9%, was from software solutions sales and $0.2 million, or 97.1%, was from wireless system sales.  The total gross margin for the first quarter of fiscal 2010 is estimated to be 83.2%, which is less than our total gross margin of 86.7% for the first quarter of fiscal 2009. The gross margin for software solutions sales is estimated to be 93.3%, which is slightly higher than our gross margin of 89.2% for the first quarter of fiscal 2009.  The gross margin for wireless system sales is estimated to be 42.8%, which is significantly less than our gross margin of 73.5% for the first quarter of fiscal 2009. The decrease in gross margin percentage was mainly attributable to the greater use of third party purchased hardware in our wireless system sales in the first quarter of 2010, as compared to same period in fiscal 2009.  As we are requested by customers to supply a turn-key wireless system, it means that we must purchase third party hardware to combine with other system components, which puts downward pressure on our margins for such systems. We have recently begun to place a greater focus on software solutions sales because such sales provide higher gross margins. As such, we believe there will be more gross profit contribution from the software solutions than from the wireless systems solutions in future periods, which will help sustain or improve our total gross margin.

We estimate our net income from operations to be approximately $2.2 million, representing an increase of $0.7 million, or 45.3%, from the first quarter of fiscal 2009. The operating margin for the first fiscal quarter of 2010 is estimated to be 74.0%, which is slightly higher than our operating margin of 73.2% for the same period in fiscal 2009. With our plan to increase investment in sales and marketing and research and development using proceeds from this offering, we expect that operating expense as a percentage of net income will increase in the near term which will cause operating margin to decline.

April 29, 2010

We estimate our net income to be approximately $1.72 million to $1.78 million, representing an increase of $0.59 million to $0.65 million or 51% to 57% from the first quarter of fiscal 2009. Net margin for the first fiscal quarter of 2010 is estimated to be 57.8% to 60.0%, which is slightly higher than net margin of 55% for the same period in fiscal 2009.  The main reason for the improved net margin is that we had lower interest expense we paid in the first fiscal quarter of 2010. We believe that our net margin will be consistent with the historical trend as the lower interest expense should offset the lower operating margin.

The above estimated results are preliminary and are subject to the completion of our normal quarter-end closing procedures. Our actual results may differ from these estimates; however, nothing has come to our attention that has caused us to believe that our actual results materially differ from these estimated results.

We have not included in this prospectus the financial statements for our first fiscal or second quarter of 2010 and the related management’s discussion and analysis of financial condition, or MD&A, because, as of the date hereof, we have not completed the preparation of such financial statements and MD&A.  As a foreign private issuer, the applicable SEC rules regarding the age of financial statements are different from those applicable to domestic issuers and do not require us to include interim financial statements for subsequent periods when the audited financial statements are not older than nine months at the time the registration statement becomes effective.  The financial statements included in this prospectus are for the year ended November 30, 2009 and no financial information for any subsequent period is included other than the estimated results above for our first fiscal quarter of 2010.  Because we believed we would consummate our public offering in the first quarter of calendar 2010, and in light of the more relaxed age of financial statement requirements applicable to us, we did not commence the preparation of our first fiscal quarter financial statements and MD&A sufficiently in advance so as to allow for inclusion in this prospectus.  Instead, we have been devoting our resources, including finance and accounting personnel, to other tasks associated with our public offering, including due diligence and the preparation of our registration statement.  For future reporting periods applicable to us as a foreign private issuer, we do not foresee any difficulty in preparing our financial statements and MD&A within the prescribed periods.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 29, 2010

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

Sincerely

/s/ Peng Zhang
Peng Zhang
Chief Executive Officer

cc:           Neil Pinchuk, Bernstein & Pinchuk P.C.
Elizabeth F. Chen, Esq., Pryor Cashman LLP